Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114) ANNOUNCEMENT

CLARIFICATION OF NEWSPAPER ARTICLES
AND
PRICE/TRADING VOLUME MOVEMENT

Reference is made to the Articles alleging, among others:

—	the resignation of four executive Directors, namely Mr. Wu, Mr. Hong, Mr. Su and Mr. He;

—	submission of resignation letters to Huachen; and

—	disposals of shares of the Company by the Four Executive Directors in preparation of their resignation from their directorship with the Company.

The Board wishes to state that the allegations in the Articles are incorrect, in particular:

—	as at the date of this announcement, none of the Four Executive Directors has resigned from his position and directorship with the Company. The Board has not received any resignation letters from any of the Four Executive Directors and the Board has no intention to remove the Four Executive Directors from their present positions and directorships;

—	the Board has confirmed with the Four Executive Directors that they have not submitted any resignation letters to Huachen; and

—	the Board was informed by the Four Executive Directors that they disposed of their holdings in the Company due to personal reasons. In so far as the Board is aware of, the Four Executive Directors have complied with the relevant disclosure and notification requirements in respect of such disposals.

The Board noted that it is mentioned in the Articles that the sales volume of the Group’s automobiles has decreased by approximately 30% in May compare to April 2004. The Board confirms the accuracy of the statement in respect of sales volume of minibus but wishes to state that as at the date of this announcement, it is not aware of any information relating to the business of the Group which would warrant a disclosure under the Listing Rules.

The Board confirms that the management and operation of the Group is being carried out in its ordinary and usual course of business and as at the date of this announcement, the Board is not aware of any matters relating to the management and operation of the Group which would require disclosure under the disclosure obligations of the Listing Rules.

The Board also noted the recent decrease in price and increase in trading volume of the shares of the Company on the Stock Exchange and wishes to confirm that apart from the allegations in the Articles, the Board is not aware of any reason for such movement in price or trading volume.

Clarification of newspaper articles

Reference is made to the Articles alleging, among others:

—	the resignation of four executive Directors, namely Mr. Wu, Mr. Hong, Mr. Su and Mr. He;

—	submission of resignation letters to Huachen; and

—	disposals of shares of the Company by the Four Executive Directors in preparation of their resignation from their directorship with the Company.

The Board wishes to clarify the allegations in the Articles.

The Board noted that it is mentioned in the Articles that the sales volume of the Group’s automobiles has decreased by approximately 30% in May compare to April 2004. The Board confirms the accuracy of the statement in respect of sales volume of minibus but wishes to state that as at the date of this announcement, it is not aware of any information relating to the business of the Group which would warrant a disclosure under the Listing Rules.

In addition, the Board confirms that the management and operation of the Company is being carried out in its ordinary and usual course of business and as at the date of this announcement, the Board is not aware of any matters relating to the management and operation of the Company which would require disclosure under the disclosure obligations of the Listing Rules.

Resignation of the Four Executive Directors

As at the date of this announcement, none of the Four Executive Directors has resigned from his position and directorship with the Company. The Board has not received any resignation letters from any of the Four Executive Directors and the Board has no intention to remove the Four Executive Directors from their present positions and directorships. The Board has confirmed with the Four Executive Directors that they have not submitted any resignation letters to Huachen, resigning from their present positions and directorship with the Company.

Disposal of shares by the Four Executive Directors

The Board was informed by the Four Executive Directors that they disposed of their holdings in the Company due to personal reasons. In so far as the Board is aware of, the Four Executive Directors have complied with the relevant disclosure and notification requirements in respect of such disposals.

As at the date of this announcement, the interests of the Four Executive Directors in the share capital of the Company are as follows:

			Number of shares to
			be acquired
	Number of shares	Number of options	pursuant to a call
	held	outstanding	option agreement
			(Note)
Mr. Wu	Nil	2,800,000	92,911,266
Mr. Hong	Nil	2,338,000	84,464,788
Mr. Su	42,000	2,338,000	84,464,788
Mr. He	45,000	2,338,000	84,464,788

Note:	Pursuant to four call option agreements all dated 18 December 2002, Huachen Automotive Group Holdings Company Limited has granted to each of Mr. Wu, Mr. Hong, Mr. Su and Mr. He a call option to acquire up to 92,911,266 shares, 84,464,788 shares, 84,464,788 shares and 84,464,788 shares, respectively from Huachen Automotive Group Holdings Company Limited at HK$0.95 per share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6 February 2003.

Price and trading volume movements

The Board also noted the recent decrease in price and increase in trading volume of the shares of the Company and wishes to confirm that apart from the allegations in the Articles, the Board is not aware of any reason for such movement in price or trading volume. The Board further confirmed that there are no negotiations or agreement relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Definitions

In the announcement, unless the context requires otherwise, terms used herein shall have the following meaning:

“Articles”	the various newspaper articles appearing in the newspapers as at the date of this announcement quoting an article appearing in the Yazhou Zhoukan, alleging the matters set out in the paragraph headed “Clarification of newspaper articles” of this announcement;

“Board”	the board of Directors;

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange and the New York Stock Exchange Inc.;

“Director(s)”	the director(s) of the Company;

“Four Executive
Directors”	Mr. Wu, Mr. Hong, Mr. Su and Mr. He;

“Group”	the Company and its subsidiaries;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company and a wholly owned subsidiary of the Liaoning Provincial government;

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;

“Mr. He”	Mr. He Tao (also known as Mr. Ho To), an executive Director;

“Mr. Hong”	Mr. Hong Xing, the Vice Chairman and an executive Director;

“Mr. Su”	Mr. Su Qiang (also known as Mr. So Keung), an executive Director;

“Mr. Wu”	Mr. Wu Xiao An (also known as Mr. Ng Siu On), the Chairman and an executive Director; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Board comprises:

Executive Directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman)
Mr. Hong Xing (Vice Chairman)
Mr. Su Qiang (also known as Mr. So Keung)
Mr. He Tao (also known as Mr. Ho To)
Mr. Yang Mao Zeng

Non-executive Directors:

Mr. Wu Yong Cun
Mr. Lei Xiaoyang

Independent non-executive Directors:
Mr. Xu Bingjin
Mr. Chen Jianming

By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

Hong Kong, 2 August 2004

* for identification purposes only